Exhibit 21.1

Name	Jurisdiction of Incorporation
Valtech UK	United Kingdom
Valtech Solutions Inc.	United States
Valtech AB	Sweden
Valtech GmbH	Germany
Valtech A/S	Denmark
Valtech Systems Private Limited	India
Valtech Canada Inc.	Canada
Valtech B.V.	Netherlands
Codehouse A/S	Denmark
Valtech Digital Australia Pty Ltd	Australia
Valtech Digital Switzerland SA	Switzerland
Valtech Global Projects	France
Valtech LLC	Ukraine
Valtech Digital Canada	Canada
Valtech Brasil Tecnologica Ltda	Brazil